October 23, 2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:      Dominion Resources, Inc.
Correspondence Submitted on August 22, 2008 Regarding
Annual Report on Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2008
File No. 1-08489

Dear Mr. Owings:

Pursuant to our discussion with John Fieldsend, Attorney-Adviser for the Securities and Exchange Commission, I would like to confirm that Dominion Resources, Inc. will submit its response to your letter dated October 17, 2008 on or before Friday, November 14, 2008.

Sincerely,

/s/Sharon L. Burr
Sharon L. Burr
Assistant General Counsel